
REAKIN FITNESS

Storm Kaufman · 3rd

CEO of Freakin Fitness Chain

Hollywood, Florida, United States · Contact info

192 connections

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Freakin Fitness

University of Louisville

Highlights

Freakin Throwdown

Storm is organizing this event in Miramar, FL

About

M.S. Exercise Physiology
B.S. Biology
NSAC-CSCS
USAW-lvl1 ...see more

Activity

193 followers

Storm Kaufman posted this • 1mo



Excited that our Chain is growing Strong 💪.

...show more

11 · 1 comment

Storm Kaufman posted this • 1mo

If your interested in being a vendor a sponsor of the event. Feel free to reach out.

Sat, Nov 5, 3:30 AM

Freakin Throwdown

2

Storm Kaufman posted this • 1mo

Local Competition hosting over 20 local gyms and fitness studios. Competition lasts 1 day and is open to spectators ($10 entrance fee)

Sat, Apr 30, 5:00 AM

Freakin Gauntlet

5 · 2 comments

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Experience

CEO Freakin Fitness LLC

Freakin Fitness · Full-time

Jan 2009 - Present · 13 yrs 6 mos

200 SW 172 AVE., Pembroke Pines, FL 33029

We are an Alternative Gym chain in FL, offering functional fitness classes, personal training, and traditional gym amenities.


TESTIMONIAL
GAUNTLET

Education

University of Louisville
Master of Science - MS, Exercise Physiology
Aug 2007 - May 2010

University of Louisville
Master's degree, Exercise Physiology

Skills

Customer Service
1 endorsement

Public Speaking
1 endorsement

Management
1 endorsement

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Interests

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